EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes important terms of our capital stock, the rights of such stock, certain provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and certain provisions of Revised Nevada Statutes. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, and applicable provisions of the Revised Nevada Statutes.

Common Stock

We are authorized to issue up to a total of 500,000,000 shares of Common Stock. Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders.

As of April 22, 2025, there were 261,463,225 shares of Common Stock outstanding and there were 469 holders of record of our Common Stock.

Voting Rights

Holders of Common Stock are entitled to notice of any stockholders’ meeting. All voting rights are vested solely in the Common Stock. Holders of shares of Common Stock are entitled to vote upon the election of directors and upon any other matter submitted to the stockholders for a vote. Each share of Common Stock issued and outstanding is entitled to one noncumulative vote. A fraction of a share of Common Stock shall not be entitled to any voting rights whatsoever.

Liquidation Rights

Except as otherwise provided in the Articles of Incorporation and subject to the rights of holders, if any, of preferred stock to receive preferential liquidation distributions to which they are entitled under the Article Third of the Articles of Incorporation or under the resolution or resolutions providing for the issue of shares of preferred stock, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Company, all assets of the Company shall be shared pro rata among the holders of the Common Stock.

Dividends

In general, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available therefore at such times and in such amounts as our Board may from time to time determine. As a Nevada corporation, we are subject to the limitations of Nevada law, which allows us to pay dividends unless, after such dividend, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amount that would be needed if we were to be dissolved at the time of the dividend payment to satisfy the preferential rights of stockholders whose preferential rights are superior to those receiving the dividend.

Preferred Stock

Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock (200 of which are designated Series A Convertible Non-Voting Preferred Stock) with designations, rights and preferences as may be determined from time to time by our board of directors (commonly known as “blank check” preferred stock). The Board may, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholder and may assist management in impeding an unfriendly takeover or attempted changes in control.

Series A Convertible Non-Voting Preferred Stock

Dividends

Holders of the Series A Non-Voting Preferred Stock shall be entitled to dividends, which shall accrue after December 31, 2024, provided there has not been an Uplist (as defined in the Certificate of Designation) by such date. Dividends shall accrue and be paid whether or not such dividends are declared by the Board and are payable on a quarterly basis at the rate of 12% per annum, based on the Liquidation Value (as defined below) of the shares of Series A Preferred Stock held by the holder. The dividends shall be paid solely in shares of Common Stock and the holder shall not be entitled to cash or any other property from the Company. All shares of the Series A Preferred Stock shall rank (i) senior to all of the Company’s Common Stock, and any other class of securities that is specifically designated junior to the Series A Preferred Stock (“Junior Securities”), and (ii) junior to all class or series of Preferred Stock or other capital stock of the Company created after the date of the Certificate of Designation (with the written consent of the holders of a majority of the shares of Series A Preferred Stock, specifically ranking senior to the Series A Preferred Stock).

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the outstanding Series A Preferred Stock are entitled, although not required to convert their shares of Series A Preferred Stock into shares of Common Stock or convert their shares of Series A Preferred Stock into a promissory note (a “Liquidation Note”). Each share of Series A Preferred Stock on any given date shall have a value of $12,000 (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Series A Preferred Stock, the “Liquidation Value”). The Liquidation Note shall be paid out of the assets of the Company available for distribution on parity with the holders of all convertible debt, including the convertible notes, issued prior to the date on which the Company initially issues such share, and before any payment shall be made to the holders of Series A Preferred Stock or Junior Securities by reason of such ownership, an amount in cash equal to the aggregate Liquidation Value of the Liquidation Note. The Series A Preferred Stock shall be paid out of the assets of the Company available for distribution before any payment shall be made to the holders of Junior Securities.

Conversion

Upon written election to the Company, holders of Series A Preferred Stock shall have the right to convert each outstanding share (partial conversions are not permitted) of Series A Preferred Stock into an aggregate number of shares of Common Stock as determined by dividing (a) the Liquidation Value of the number of shares of Series A Preferred Stock being converted by (b) the Conversion Price in effect immediately prior to such conversion. The initial conversion price per share of Series A Preferred Stock (the “Conversion Price”) shall be $0.24 per share, subject to adjustment as applicable. For purposes of illustration only, if the holder has three (3) shares of Series A Preferred Stock and wants to convert two (2) of said shares, and the Conversion Price is $0.24, the holder shall receive 100,000 shares of Common Stock.

The Company shall at all times when any shares of Series A Preferred Stock is outstanding reserve and keep available out of its authorized but unissued shares of capital stock, solely for the purpose of issuance upon the conversion of the Series A Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding Series A Preferred Stock, taking into account any adjustment to such number of shares so issuable in accordance with the terms of the Certificate of Designation.

Warrants

From December 2022 to January 2023, ICUMO conducted a private placement offering whereby it issued and sold convertible secured promissory notes in the total amount of $898,000 with a conversion price of $0.10 and 8,980,000 warrants to purchase ICUMO Common Stock, with an exercise price of $0.15. As a condition to entering into the Share Exchange Agreement, ICUMO and the Company agreed that the Company would exchange the Notes and 2023 Warrants for notes and warrants issued by the Company on substantially comparable terms and conditions. Such Replacement Notes and Warrants were issued by the Company to the holders of the Notes and 2023 Warrants on January 23, 2023. 4,333,333 Warrants are currently outstanding as of the date of this prospectus.

The Replacement Notes and Warrants are, respectively, convertible into shares of Common Stock at a conversion price of $0.10 per share and warrants to purchase an aggregate of 8,980,000 shares of Common Stock at an exercise price of $0.15 per share, which expire five years from January 9, 2023. The 2023 Warrants and all rights thereunder are transferable in whole or in part.

On May 3, 2023, the Company issued two (2) convertible promissory notes in the aggregate amount of $201,200 and warrants to purchase an aggregate of 1,093,470 Shares of Common Stock for three (3) years at an exercise price of $0.23 per share.

In the 2024 Private Placement Offering, the Company sold an aggregate of 21.66 Units, each Unit consist of one Series A Preferred Stock and (ii) 62,500 Warrants.

Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation and Bylaws

General. Certain provisions of our Articles of Incorporation and our Bylaws, and certain provisions of the NRS could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, may reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws and the applicable provisions of the NRS.

Special Meetings. Our Bylaws provide that special meetings of stockholders may only be called by the Board or a committee of the Board, which has been designated by the Board with such power and authorities as provided in a resolution of the Board, or in the Bylaws of the Company, with the authority to call special meetings. Special Meeting may not be called another person or persons.

Board Vacancies. Any vacancy on our Board, howsoever resulting, may be filled by a majority vote of the directors then in office even if less than a quorum is present. Any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders, at which their successors are elected or appointed and the term of the class to which he or she has been elected expires, or until his or her earlier resignation or removal.

Removal of Directors. Our Bylaws provide that any director, or the entire Board, may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. Our Articles of Incorporation include a provision electing that the Company not be governed by these laws.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).